FORM 51-102F3

Material Change Report

Item 1

Name and Address of Company

The full name of the Company and the address of its principal office in Canada are:

Canarc Resource Corp. (the “Company” or “Canarc”)

#301 - 700 West Pender Street

Vancouver, B.C.  V6C 1G8

Item 2

Date of Material Change

The date of the material change is November 19, 2007.

Item 3

News Release

The date of issuance of the news release was November 19, 2007.

The news release was disseminated via SEDAR to the securities commissions in British Columbia and Alberta, to the TSX Toronto Stock Exchange, to the Securities & Exchange Commission via Form 6-K and via fax and e-mail to Market Wire.

Item 4

Summary of Material Change

As disclosed by the Company in its News Release dated November 19, 2007, the Company incorporated a wholly-owned subsidiary, Caza Gold Corp. (“Caza”) and intends to spin-out its Mexican gold projects to Caza and distribute approximately 80% of its shares of Caza pro rata to Canarc shareholders under a Plan of Arrangement.

The Company feels that the proposed spin-out and distribution will enable Canarc shareholders to realize the full potential of the Company’s Mexican gold projects by advancing them through the financing of Caza.  Caza intents to carry out sufficient work on these projects so that it can apply for a listing of its shares on a Canadian recognized stock exchange in 2008.

Item 5

Full Description of Material Change

The Company feels that the proposed spin-out of its Mexican gold projects to Caza and distribution of approximately 80% of its shares of Caza pro rata to Canarc shareholders under a Plan of Arrangement will benefit the Company’s shareholders in two ways – (1) by putting shares of the new company (Caza) directly into the hands of Canarc shareholders under a Plan of Arrangement; and (2) by allowing the financing of Mexican gold projects through the new company without diluting Canarc’s share capital.

It is proposed that as of the date of record for the distribution, Canarc shareholders will receive one common share of Caza Gold Corp. (approximately 80% of the Caza common shares in total) for each five common shares of Canarc. In addition, Canarc will initially retain approximately 20% of its Caza shares as an investment. Canarc will continue to use its contacts and expertise in Mexico to generate gold opportunities for the benefit of Caza.

The date of record will be determined by the Company after receipt of court, shareholder and regulatory approvals. Canarc anticipates providing shareholders with additional details of the proposed transaction through an Information Circular in relation to convening an Special General Meeting of the Shareholders for shareholders to vote on the proposed distribution. The final structure of the share distribution that will be recommended to shareholders will be determined after further consultation with tax counsel.

Caza will initially share management with Canarc but it is anticipated that a new management team will be appointed after the proposed distribution. Caza will then seek financing and a listing in order to continue acquiring and exploring strategic gold projects in Mexico. Canarc intends to focus on enhancing the value of its core asset, the New Polaris gold mine project in British Columbia and on pursuing strategic gold property acquisitions in Canada and the U.S.A.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

No information has been omitted in this report.

Item 8

Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or the name of an officer through whom such executive officer may be contacted is as follows:

Name:

Bradford J. Cooke, Chairman and CEO

Bus. Tel:

(604) 685-9700

Item 9

Date of Report

Dated at Vancouver, British Columbia, this 20th day of November, 2007.

“Stewart L. Lockwood”

Stewart L. Lockwood, Corporate Secretary